June 9, 2008



Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Oncologix Tech, Inc.
                  Registration Statement on Form S-3 filed on June 1, 2007 Registration No. 333-143441

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), we respectfully request (i) that the Registration Statement filed on Form S-3 (File No. 333-143441) of Oncologix Tech, Inc., together with all exhibits (the "registration Statement") be withdrawn, and (ii) the consent of the Securities and Exchange Commission (the "Commission") to such withdrawal.

         The Registration Statement was originally filed in order the certain selling shareholders may register their shares for resale under the Act. The Company has determined that the selling shareholders may resell under Rule 144 promulgated under the Securities Act, if they wish and registration under the Act is not required.

           The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

         The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

         We would appreciate it if you would please provide the Company a facsimile copy of the order consenting to the withdrawal as soon as it is available. The facsimile number is 602/241-1260.

         Thank you for your assistance in this application for withdrawal. If you have any questions or require further information, please contact our counsel, Stephen T. Meadow at (602) 279-9411.


                                            Very truly yours,

                                            ONCOLOGIX TECH, INC.


                                            /s/  Judy Lindstrom
                                            -----------------------------------
                                                 Judy Lindstrom, President